
F O R M 3                           U.S. Securities and Exchange Commission             OMB Approval
                                            Washington, D.C.  20549                     OMB Number                3235-0104
                                                                                        Expires:         September 30, 1998
                                                                                        Estimated ave.burden
                                                                                        hours per response .............0.5

                                  INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF
                          SECURITIES  Filed  pursuant  to  Section  16(a) of the
                                      Securities Exchange Act of 1934,
                             Section17(a) of the Public Utility  Holding Company
                                    Act  of  1935  or   Section   30(f)  of  the
                                    Investment Company Act of 1940
--------------------------------------------------------------------------------------------------------

1.   Name and Address of Reporting Person       2.  Date of Event Requiring       3. IRS or Soc.Sec.No.
                                                    Statement (Month/Day/Yr)         of Reporting Person
                                                                                             (Voluntary)
         Burrow       Michael       L.                        12/21/2001
     _____________________________________           _______________________        __________________
         (Last)      (First)     (Middle)

         600 Century Plaza Drive
         Building 140
     _____________________________________       4. Issuer Name and Ticker or Trading
                    (Street)                        Symbol

                                                      Industrial Data Systems Corporation (IDS)
         Houston           TX       77073-6033
     _____________________________________           _______________________________________________
         (City)      (State)   (ZIP)

5.   Relationship of Reporting Person to Issuer      6.   If Amendment, Date of Original
     (Check all applicable)
       ____X_____ Director   ________  10% Owner          ____________________________________
       ____X_____ Officer              Other                          (Month/Day/Year)

     (give title below)    (specify below)           7. Individual or Joint/Group Filing
                                                        (Check Applicable Line)
     Chairman and Chief Executive Officer
     ------------------------------------------         _X_ Form filed by one Reporting Person
                                                        ___ Form filed by more than one Reporting Person

* If the Form is filed by more than one Reporting
  Person, see Instruction 5(b)(v)
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             Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------
1.   Title of Security              2.    Amount of          3.     Ownership Form:   4.   Nature of Indirect
     (Instr. 4)                           Securities                Direct (D) or          Beneficial
                                          Beneficially              Indirect (I)           Ownership
                                          Owned (Instr. 4)          (Instr. 5)             (Instr. 5)


     Common Stock                           832,204 (see note 1)       (D)
     ----------------------------         ----------------          ----------------        -----------------
                                                                                            Held in Burrow Family
     Common Stock                           998,527 (see note 1)       (I)                  Limited Partnership
     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------

     ----------------------------         ----------------          ----------------        -----------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
         (Print or Type Responses)

Page 2


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               Table II - Derivative Securities Beneficially Owned
          (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------
1.   Title of                       2.  Date Exercisable and           3.  Title and Amount of Securities
     Derivative                         Expiration Date                    Underlying Derivative Security
     Security                           (Month/Day/Year)                   (Instr. 4)

                                    Date             Expiration                         Amount or Number
                                    Exercisable      Date              Title            of Shares

                                                                       Common Stock
Option giving right to buy           4/1/1996        4/1/2003          (see note 2)            4,170
--------------------------          -----------      ----------        ---------------- --------------------
                                                                       Common Stock
Option giving right to buy           6/26/2001       10/24/2010        (see note 2)            6,224
--------------------------          -----------      ----------        ---------------- --------------------
                                                                       Common Stock
Option giving right to buy          (see note 3)     10/31/2010        (see note 2)            7,818
--------------------------          -----------      ----------        ---------------- --------------------

Option giving right to buy          (see note 4)     12/21/2006        Common Stock          300,000
--------------------------          -----------      ----------        ---------------- --------------------


--------------------------          -----------      ----------        ---------------- --------------------


--------------------------          -----------      ----------        ---------------- --------------------

--------------------------          -----------      ----------        ---------------- --------------------


4.  Conversion or Exercise          5.  Ownership Form of                       6.  Nature of Indirect Beneficial
    Price of Derivative                 Derivative Security:                        Ownership
    Security                            Direct (D) or Indirect (I)                  (Instr. 5)
     (Instr. 4)                         (Instr. 5)

     $4.26                                        (D)
    ----------------------------        ----------------------------------          ------------------------------
     $0.96                                        (D)
    ----------------------------        ----------------------------------          ------------------------------
     $0.96                                        (D)
    ----------------------------        ----------------------------------          ------------------------------
     Graduated pricing (see note 5)               (D)
    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

    ----------------------------        ----------------------------------          ------------------------------

Explanation of Responses:

Note 1: All of these shares are subject to a two-year trading restriction which will expire 12/21/03.

Note 2: IDS common stock has been escrowed by former significant Petrocon Engineering, Inc. shareholders into an option pool reserve for the future redemption of these options.

Note 3: The option is exercisable in 1/4 increments 11/1/00, 10/31/01, 10/31/02, and 10/31/03, respectively.

Note 4: Grant issued by Alliance 2000 Ltd., a significant IDS stockholder, to reporting person giving option to purchase shares of Common Stock held by Alliance. The option becomes vested and is exercisable only upon the sale of the Company.

Note 5: The exercise price of the Alliance 2000 Ltd option ranges from $0.75 to $1.25 over a five-year period as follows:


          12/21/01 to 12/21/02                 $0.75
          12/21/02 to 12/21/03                 $0.85
          12/21/03 to 12/21/04                 $0.95
          12/21/04 to 12/21/05                 $1.10
          12/21/05 to 12/21/06                 $1.25








                                /s/ Michael L. Burrow                  12/31/01
                               ---------------------------------     -----------
                                **Signature of Reporting Person      Date


** Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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